Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Fact Sheets

OVERVIEW

The new Inco will be a world-class, metals and mining company.

INCO
FALCONBRIDGE

NEW INCO
Production 2005 (estimated)

•	The new Inco will be the world’s leading nickel producer.

•	The new Inco will also be a a leading player in copper, zinc, aluminum and cobalt markets.

	MILLIONS OF POUNDS
	INCO	FALCONBRIDGE	NEW INCO
NICKEL	485	250	735
	250	1,080	1,330

All figures in U.S. dollars unless otherwise stated.

A STRONGER, MORE DIVERSIFIED COMPANY
The new Inco will be a global Canadian-based mining and metals powerhouse.
•	The world’s largest nickel producer, eighth-largest copper producer, third largest zinc producer and a leading cobalt producer

•	U.S. $350 million annual pre-tax synergies by year-end 2007

•	One of the lowest cash costs in the global nickel and copper industries

•	Financial strength and flexibility to invest in growth

•	Excellent portfolio of global growth opportunities

TOP NICKEL PRODUCERS (2005e)
The new Inco will become the biggest nickel producer in the world with estimated 2005 output of about 735 million pounds of low-cost nickel.
TOP COPPER PRODUCERS (2005e)
The new Inco will become the world’s eighth-largest copper producer with 2005 output of about 1.33 billion pounds of low-cost production and great growth prospects.

POTENTIAL PRODUCTION INCREASES (estimated)

35% increase in nickel production by 2009	95% increase in copper production by 2011

OPERATIONS AND DEVELOPMENT PROJECTS

The new Inco will be more geographically diverse with operations, projects and offices in 28 countries and a marketing network that extends to over 40. The new company will become the world’s leading nickel producer, eighth largest copper producer, third largest zinc producer, a leading cobalt producer, and will have 10 per cent of the United States aluminum market. The new company will also possess an enviable portfolio of growth projects and will be a Canadian-based, global mining leader.

OPERATIONS

DEVELOPMENT PROJECTS

NICKEL
North America
Montcalm mine — Timmins, Ontario
Novamet Specialty Products Corp. — Wyckoff, New Jersey
Raglan mine — NunavikTerritory, Quebec
Sudbury mines and processing facilities — Sudbury, Ontario
Thompson mines and processing facilities — Thompson, Manitoba
Caribbean
Falcondo mine and processing plant — Bonao, Dominican Republic
Europe
Clydach refinery — Swansea, Wales
Asia
Inco Advanced Technology Materials Co., Ltd. — Dalian, China and Shenyang, China
IncoTNC Limited — Matsuzaka (Tokyo), Japan
Jinco Nonferrous Metals Co. Ltd. — Kunshan, China
Korea Nickel Corporation — Onsan, South Korea
Taiwan Nickel Refining Corporation — Kaohsiung, Taiwan
PT Inco mine and processing facility — Sorowako, Indonesia
COPPER
North America
CCR refinery — Montreal, Quebec
Horne smelter — Rouyn-Noranda, Quebec
Kidd Creek mine and smelter — Timmins, Ontario
South America
Altonorte smelter — La Negra, Region II, Chile
Antamina mine — Department of Ancash, Peru
Collahuasi mine — Region I, Chile
Lomas Bayas mine — Region II, Chile
ZINC
North America
Brunswick mine — Bathurst, New Brunswick
Brunswick smelter — Belledune, New Brunswick
CEZ refinery — Valleyfield, Quebec
General Smelting — Lachine, Quebec
Kidd Creek smelter and refinery — Timmins, Ontario
COBALT
North America
Port Colborne refinery — Port Colborne, Ontario
ALUMINUM
North America
GramercyAlumina refinery — Gramercy, Louisiana
Primary Aluminum smelter — New Madrid, Missouri
Rolling mills — Huntingdon,Tennessee; Newport, Arkansas; Salisbury, North Carolina
Caribbean
St. Ann Bauxite mine — Discovery Bay, Jamaica
OTHER
North America
Noranda Recycling — Brampton, Ontario; East Providence, Rhode Island; LaVergne,Tennessee; Roseville, California; San Jose, California
NorFalco LLC (sulphuric acid) — Independence, Ohio; Mississauga, Ontario
The International Metals Reclamation Company, Inc. — Ellwood City, Pennsylvania
Europe
Acton refinery (platinum-group metals) — London, England
NICKEL
Goro Nickel S.A. mine and processing facility — South Province, New Caledonia
Kabanga — Tanzania
Koniambo — North Province, New Caledonia
Nickel Rim South — Sudbury, Ontario
PT Inco expansion — Sorowako, Indonesia
Voisey’s Bay Nickel Company Limited mine, concentrator and demonstration plant — St. John’s, Newfoundland and Labrador
COPPER
Frieda River — Papua, New Guinea
El Morro — Region III, Chile
El Pachón — Argentina
West Wall — Region IV, Chile
ZINC
Lady Loretta — Queensland, Australia
Lennard Shelf — Western Australia, Australia
Perseverance — Matagami, Quebec

GROWTH

The new Inco will have the world’s best pipeline of growth opportunities.
NICKEL GROWTH OPPORTUNITIES

NAME	LOCATION	DESCRIPTION
Voisey’s Bay	St. John's, Newfoundland and Labrador	•	Massive sulphide ore deposit, mine and concentrator in Labrador and demonstration processing plant in Argentia, Newfoundland
		•	First concentrate produced in September 2005
		•	100% ownership

Goro	New Caledonia	•	One of the best undeveloped nickel laterite orebodies in the world - first production from this nickel-cobalt project is expected in late 2007
		•	69% ownership

Koniambo	New Caledonia	•	Very good undeveloped laterite deposit - decision on development by January 1,2006
		•	49% ownership

Nickel Rim South	Sudbury, Ontario	•	One of the highest grade deposits in the Sudbury Basin with significant platinum-group metals
		•	Production scheduled to commence in 2009
		•	100% ownership

PT Inco	Sorowako, Indonesia	•	One of the lowest cost producers, with significant expansion potential within contract of work area
		•	61% ownership

Raglan	NunavikTerritory, Quebec	•	Expansion project for the Raglan nickel operation
		•	Drilling program underway
		•	100% ownership

Kabanga	Tanzania	•	Important nickel sulphide development project
		•	Drilling program and feasibility study underway
		•	50% ownership

Araguaia	Brazil	•	Attractive newly discovered nickel laterite property
		•	Extensive exploration program being conducted
		•	100% ownership

Fraser Morgan	Sudbury, Ontario	•	Encouraging results in this Sudbury area drilling program reaffirms local exploration and resource potential
		•	100% ownership

Kelly Lake	Sudbury, Ontario	•	Orebody located adjacent to existing Copper Cliff South Mine
		•	100% ownership

Onaping Depth	Sudbury, Ontario	•	Orebody located below previously operating Onaping mine
		•	100% ownership

I-D Lower	Thompson, Manitoba	•	Located at Thompson Mine, development of the first phase of the I-D Lower orebody is expected to commence in 2006, and production from the orebody should begin in 2008
		•	100% ownership

Totten Mine	Sudbury, Ontario	•	Orebody located at former operating site
		•	100% ownership
COPPER GROWTH OPPORTUNITIES

NAME	LOCATION	DESCRIPTION
El Pachón	Argentina	•	Attractive copper mine development project
		•	Feasibility study being updated based on results of extensive drilling program
		•	100% ownership

El Morro	Chile	•	A large copper porphyry with high gold co-product credits
		•	70% ownership

Collahuasi	Chile	•	Expansion project and new discoveries
		•	Scoping study underway
		•	44% ownership

Lomas Bayas	Chile	•	Reviewing adjacent Fortuna de Cobre deposit
		•	Exploration program ingoing
		•	100% ownership

Frieda River	Papua, New Guinea	•	One of the world's largest undeveloped copper and gold deposits
		•	Right to earn 72% ownership

Kidd Mine D	Timmins, Ontario	•	Deepest base metals orebody in the world
		•	100% ownership

West Wall	Chile	•	Significant copper porphyry
		•	Right to earn 50% ownership

Forward-Looking Statements
This fact sheet contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this fact sheet represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005.
Important Legal Information
This fact sheet may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco will prepare and file, if required, a registration statement on Form F-8, containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge, and other documents with the SEC. Falconbridge, if required, will file other documents regarding the proposed merger with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement and Inco’s other SEC filings free of charge at the SEC’s web site, www.sec.gov, or from Inco’s media or investor relations departments.